FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MARCH 8, 2006
LJ INTERNATIONAL ANNOUNCES FOURTH QUARTER AND
FISCAL 2005 EARNINGS RELEASE DATE AND CONFERENCE CALL
HONG KONG and LOS ANGELES, March 8, 2006 — LJ International, Inc. (LJI) (NASDAQ/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will release its fourth quarter and fiscal 2005 results pre-market on Monday, March 27, 2006. The Company will subsequently conduct a conference call at 11:00 a.m. EST to review the results and for a Q&A session. The call will be hosted by Betty Ho, LJ International, Inc.’s Vice President of Corporate Development.

WHAT:	LJ International Inc. Fourth Quarter and Fiscal Year 2005 Earnings Conference Call

WHEN:	Monday, March 27, 2006 — 11:00 a.m. Eastern Time

HOW:	Live via phone by dialing 877-407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com. The call can also be accessed via the internet at www.investorcalendar.com by entering the Company’s name or ticker symbol.

REPLAY:	A replay of the conference call will be available through April 3, 2006 and may be accessed by calling 877-660-6853, or 201-612-7415 for international callers. Please use account #286 and conference ID #195556. An audio archive will also be available on the Company’s website at www.ljintl.com shortly after the call and will be accessible for approximately 90 days.

RSVP:	To register for the call or to be added to LJ International Inc.’s investor lists, please contact Haris Tajyar, Managing Partner of Investor Relations International, at htajyar@irintl.com or at 818-382-9700.

About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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